DITTYBASE TECHNOLOGIES INC.

(A Development Stage Company)

INTERIM REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – Prepared by management)

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
June 30, 2005 and December 31, 2004
(Unaudited – Prepared by management)

	June 30, 2005	December 31, 2004

ASSETS

Current
Cash	$95,060	$167,617
GST receivable – Note 3	17,711	26,633
Marketable securities (Market value: $75; 2004: $75)	75	75
Prepaid expenses	705	3,114

	113,551	197,439

Security Deposits	2,700	2,700
Equipment – Notes 4, 7 and 10	33,201	24,664
Website costs – Notes 5 and 9	17,349	13,762

	$166,800	$238,565

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 7	$698,182	$745,477
Due to related parties – Note 9	395,877	394,694
Loans payable – Note 6	265,312	260,324

	1,359,371	1,400,495

SHAREHOLDERS’ DEFICIENCY

Preferred shares, no par value
Unlimited preferred shares authorized, none outstanding
Common shares, no par value Notes 8 and 13
Unlimited share authorized
17,717,243 shares issued (2004: 17,225,243)	3,028,453	2,920,294
Share subscriptions – Notes 8 and 14	-	-
Deficit accumulated during the development stage	(4,221,023)	(4,082,224)

	(1,192,570)	(1,161,930)

	$166,800	$238,565
Nature and Continuance of Operations – Note 1
Commitments – Notes 7, 8 and 12
Contingencies – Note 13
Subsequent Events – Notes 8 and 14

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the three and six months ended June 30, 2005 and 2004
(Unaudited – Prepared by management)

	for the 3 months ended		for the 6 months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Expenses
Accounting and legal fees	$4,278	$5,238	$9,278	$10,238
Filing Fees	970	-	970	-
Advertising and promotion	1,744	1,141	10,286	1,141
Amortization – equipment	2,777	2,520	4,586	4,998
– website	4,331	2,115	8,376	10,243
Financial consulting fees	-	-	-	-
Foreign exchange loss (gain)	(259)	45	(175)	880
Interest and bank charges	2,082	3,476	4,223	3,024
Interest on capital lease	-	-	-	-
Management fees – Note 9	6,204	-	6,204	-
Moving expenses	-	-	-	-
Consulting and Services	5,412	1,592	8,191	2,886
Office and miscellaneous	1,076	2,282	3,869	4,667
Rent – Note 9	5,942	28,618	11,991	47,178
Telephone and internet	2,848	2,252	5,550	4,369
Travel	-	400	-	400
Bad debt	668	-	1048	-
Utilities	-	446	-	1,196
Wages and benefits	-	-	-	-
Wages and benefits to related
parties – Note 9	37,990	34,030	72,840	58,837

Loss before other items	(76,072)	(84,155)	(147,236)	(150,058)

Other items:
Other income – Note 9	19,156	4,625	29,920	8,319
Other expenses	(13,694)	(2,386)	(21,483)	(5,651)
Write-down of capital assets	-	-	-	-

Net loss for the period	(70,630)	(81,916)	(138,799)	(147,391)

Deficit, beginning of the period	(4,150,413)	(3,857,024)	(4,082,224)	(3,794,637)

Deficit, end of the period	$(4,221,023)	$(3,942,028)	$(4,221,023)	$(3,942,028)

Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Weighted average number of shares outstanding	17,717,243	16,292,223	17,717,243	16,292,223

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2005 and 2004
(Unaudited – Prepared by management)

	for the 3 months ended		for the 6 months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Operating Activities
Net loss for the period	(70,630)	(81,916)	(138,799)	(147,391)
Adjustments to reconcile net loss used in
operations:
Amortization – equipment	2,777	2,520	4,586	4,998
– website	4,331	2,115	8,376	10,243
Write-down of equipment	-	-	-	-
Loss on write-down of marketable securities	-	-	-	-
Write-off of accounts payable	-	-	-	-
Loss on termination of capital lease	-	-	-	-
Changes in non-cash working capital
balances related to operations:
GST receivable	(2,806)	(2,254)	8,922	929
Advances receivable	-	-	-	-
Prepaid expenses and security deposit	-	(2,910)	2,409	(3,409)
Accounts payables and accrued liabilities	7,742	(45,571)	(47,296)	(98,316)
Increase (decrease) in due to related parties	12,278	37,776	4,233	52,466

	(46,308)	(90,240)	(157,569)	(180,480)

Investing Activities
Acquisition of marketable securities	-	-	-	-
Increase in deferred charges	-	-	-	-
Acquisition of equipment	(9,896)	(212)	(13,123)	(9,188)
Increase in website costs	(7,128)	(134)	(11,963)	(134)
Proceeds from disposal of capital assets	-	-	-	-

	(17,024)	(346)	(25,086)	(9,322)

Financing Activities
Increase in loans payable	4,144	913	4,988	2,713
Increase in due to related parties	(1,500)	(10,000)	(3,050)	24,000
Decrease in obligation under capital lease	-	-	-	-
Proceeds from issuance of common shares	43,012	289,759	108,159	292,513
Increase in share subscriptions	-	(233,804)	-	(105,990)
Increase in special warrant subscriptions	-	-	-	-

	45,656	46,868	110,097	213,236

.../Cont’d.

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2005 and 2004
(Unaudited – Prepared by management)

	for the 3 months ended		for the 6 months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Increase (decrease) in cash during the period	(19,203)	(43,820)	(72,557)	23,434

Cash, beginning of the period	114,263	70,944	167,617	3,690

Cash, end of the period	$95,060	$27,124	$95,060	$27,124

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-	$-

Income taxes	$-	$-	$-	$-

Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period December 31, 2004 to June 30,2005
(Unaudited – Prepared by management)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total

Balance, December 31, 2004	17,225,243	$2,920,294	$-	$-	$(4,082,224)	$(1,161,930)

Issue of shares for cash:
- pursuant to private placements - at $0.15	67,000[12]	10,050	-	-	-	10,050
- at $0.25	110,000[13]	27,500	-	-	-	27,500
- at $0.25	315,000[14]	78,750	-	-	-	78,750

Issue costs	-	(8,141)	-	-	-	(8,141)
Issue of shares for commissions			-	-	-
Net loss for six months ended June 30, 2005	-	-	-	-	(138,799)	(138,799)

Balance, June 30, 2005	17,717,243	$3,028,453	$-	$-	$(4,221,023)	$(1,192,570)

12 With one warrant per share attached; exercisable at $0.30; outstanding until November 15, 2005
13 With one warrant per share attached; exercisable at $0.35; outstanding until January 28, 2006
14 With one warrant per share attached; exercisable at $0.35; outstanding until February 18, 2006

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005
(Unaudited – Prepared by management)

Note 1

Nature and Continuance of Operations

The Company is a development stage company and is developing Internet web site operations to license music online and multimedia management systems for multimedia and broadcast corporations.

The interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the ordinary course of business for the foreseeable future. As at June 30, 2005, the Company has not yet achieved profitable operations and has a working capital deficiency of $1,245,820, which is not sufficient to meet its planned business objectives or fund expenditures and ongoing operations for the next fiscal year. The Company has accumulated losses of $4,221,023 since its commencement. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

The Company was incorporated under the laws of the Province of Alberta and was registered as an extra-provincial company under the laws of the Province of British Columbia.

Note 2

Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars. These financial statements conform in all material respects with GAAP in the United States of America except as disclosed in Note 15 to the financial statements. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2005
(Unaudited – Prepared by management)– Page 2

Note 2	Significant Accounting Policies – (cont’d)

a)	Principles of Consolidation

These interim consolidated financial statements include the accounts of Dittybase Technologies Inc. and its wholly owned subsidiaries Dittybase Inc. (“Dittybase”), and The Decibel Collective Inc., companies incorporated in the Province of Alberta; and Dittybase America Inc., a company incorporated in the State of Delaware. All significant inter-company transactions and balances have been eliminated.

b)	Equipment and Amortization

Equipment is recorded at cost. The Company provides for amortization using the following methods at the following annual rates:

Furniture and equipment	20% declining balance
Leasehold improvements	5 years straight-line
Computer equipment	30% declining balance
Computer software	100% straight-line

Additions during the years are amortized at one-half the annual rate.

c)	Website Costs

Included in website costs is the cost of internal-use software, including software used to develop and operate the Company’s website. The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized.

Website costs are amortized at an annual rate of 100% straight-line; additions during the year are amortized at one-half the annual rate.

d)	Foreign Currency Translation

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Non-monetary items are translated at historical exchange rates. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2005
(Unaudited – Prepared by management)– Page 3

Note 2	Significant Accounting Policies – (cont’d)

e)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if its more likely than not that they can be realized. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

f)	Leases

Leases are classified as either capital or operating. Those leases, which transfer substantially all the benefits and risks of ownership of the property to the Company, are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

g)	Financial Instruments

The carrying values of cash, accounts payable and accrued liabilities and loans payable approximate fair value because of the short maturity of those instruments. The carrying values of marketable securities and due to related parties also approximate fair value. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

h)	Revenue Recognition

Revenue from music licence sales to external customers is recognized upon transfer of title, which is completed when the customers download selected music tracks, and collectibility is reasonably assured.

Revenue from royalties with partners who provide the music libraries is recognized upon determination by an independent right reporting organization of royalties earned based on air time of licensed music, and collectibility is reasonably assured.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2005
(Unaudited – Prepared by management)– Page 4

Note 2	Significant Accounting Policies – (cont’d)

i)	Basic and Diluted Loss Per Common Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock. Due to the losses, potentially dilutive securities were excluded from the calculation of diluted LPS, as they were anti-dilutive. Therefore, there was no difference in the calculation of basic and diluted LPS.

j)	Marketable Securities

Marketable securities are carried at the lower of cost or market value.

Note 3	GST Receivable GST receivable is made up of value-added tax amounts incurred on Canadian expenditures that are refundable from the Government of Canada.

Note 4	Equipment – Notes 7 and 10

	June 30, 2005
		Accumulated
	Cost	Amortization	Net

Computer equipment	$67,574	$(49,614)	$17,960
Computer software	9,989	(2,353)	7,636
Furniture and equipment	18,339	(12,822)	5,517
Leasehold improvements	2,560	(472)	2,088

	$98,462	$(65,261)	$33,201

	June 30, 2004
		Accumulated
	Cost	Amortization	Net

Computer equipment	$63,098	$(40,086)	$23,012
Computer software	57,182	(56,217)	965
Furniture and equipment	18,339	(10,676)	7,663
Leasehold improvements	2,847	(2,847)	-

	$141,465	$(109,826)	$31,640

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2005
(Unaudited – Prepared by management)– Page 5

Note 5	Website Costs – Note 9

		Accumulated
	Cost	Amortization	Net

June 30, 2004	1,273,296	(1,254,412)	18,884

June 30, 2005	1,312,649	(1,295,300)	17,349

Note 6	Loans Payable

	June 30, 2005	June 30, 2004

Unsecured, non-interest bearing loan from unrelated
party, with no specific terms for repayment	$6,300	$8,500

Unsecured, non-interest bearing loans from unrelated
companies, with no specific terms for repayment	214,944	214,944

Unsecured, non-interest bearing loan from former
employee, with no specific terms for repayment	3,500	3,769

Unsecured loan from unrelated party bearing interest
at 20% per annum, with no specific terms for repayment	40,568	34,364

	$265,312	$261,577

Note 7

Obligations under Capital Leases

The Company failed to make the required monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in the year ended December 31, 2001. In April 2002, the lessor filed a claim against the Company in the amount of $839,321 for rental arrears and future rent. In June 2002, the computer equipment and software under the capital leases were repossessed by the lessor and the warranties and support services were terminated. The lessor obtained a judgement against the Company in the amount of $428,285 plus costs for the balance of the rental arrears and future rent. The amount of the judgement has been accrued by the Company, and is included in accounts payable.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2005
(Unaudited – Prepared by management)– Page 6

Note 8	Share Capital – Note 14

a)	Share Subscriptions

At December 31, 2003, the Company received $12,000 in respect to 120,000 units at $0.10 per unit and paid out $840 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.25 until November 20, 2004. During the year ended December 31, 2004, the Company issued the common shares and share purchase warrants with respect to this subscription.

b)	Commitments

Share Purchase Warrants

At June 30, 2005, the Company had 2,246,337 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

No. of	Exercise	Expiry
Warrants	Price	Date

193,666	$0.30	November 15, 2005
627,671	$0.25	November 20, 2005
110,000	$0.35	January 28, 2006
315,000	$0.35	February 18, 2006
1,000,000	$0.22	May 17, 2006

2,246,337

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2005
(Unaudited – Prepared by management)– Page 7

Note 9	Related Party Transactions The Company incurred the following costs, expenses and expense recoveries with a Company with a common director and directors and officers of the Company:

			April 3, 1997
			(Date of
			Incorporation)
			To June 30,
	For six months ended June30,
	2005	2004	2005

Management fees	$6,204	$-	$164,529
Website costs – salaries	11,963	14,673	341,177
Wages and benefits	72,840	58,837	275,811
Other income	(50)	-	(350)
Recovery of rent	(3,000)	-	(5,000)

	$87,957	$73,510	$776,167

Other income consists of recovery of moving costs from a company with a common director, and music licence sales to external customers prior to achieving full operations.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

The amounts due to related parties are unsecured, non-interest bearing, have no specific terms for repayment and are not convertible into common shares of the Company. These amounts consist of $136,700 (December 31, 2003: $115,000) of loans due to a director and a company with a common director, $10,500 (December 31, 2003: $Nil) of unpaid share issue costs due to an officer of the Company, and $247,494 (December 31, 2003: $219,509) of unpaid wages and benefits due to two officers of the Company.

During the year ended August 31, 1999, the Company issued 3,300,000 common shares to directors of the Company pursuant to the reverse acquisition of Dittybase.

During the year ended December 31, 2000, the Company issued 1,988,285 common shares to companies with common directors and a former director of the Company.

During the year ended December 31, 2001, the Company issued 492,000 common shares to a company with a common director.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2005
(Unaudited – Prepared by management)– Page 8

Note 10

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. The following transactions have been excluded from the statements of cash flows:

During the year ended December 31, 2004, the Company:

	-	issued 120,000 common shares at $0.10 per share pursuant to subscriptions received in the prior year of $12,000 less issue costs of $840;

During the year ended December 31, 2003, the Company:

	-	issued 110,000 common shares at $0.15 per share pursuant to subscriptions received in the prior year of $16,500 less issue costs of $1,500;
	-	issued 132,214 common shares at $0.35 per share and 5,000 common shares at $0.15 per share pursuant to special warrant subscriptions received in the prior year of $47,025 less issue costs of $5,645.

During the year ended December 31, 2002, the Company:

	-	issued 595,010 common shares at $0.35 per share pursuant to special warrant subscriptions received in the prior year of $208,254 less issue costs of $25,407;
	-	returned computer equipment to settle accounts payable totalling $44,103;
	-	returned computer equipment to offset obligations under capital lease totalling $477,510.

Note 11

Corporate Income Tax Loss Carry-Forwards

At December 31, 2004, the Company has accumulated non-capital losses totalling $2,391,248, which is available to offset taxable income of future years. These losses expire as follows:

2006	$351,042
2007	505,253
2008	460,892
2009	537,665
2010	299,705
2011	219,381
2022	11,417
2023	3,732
2024	2,161

$2,391,248

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2005
(Unaudited – Prepared by management)– Page 9

Note 11	Corporate Income Tax Loss Carry-Forwards – (cont’d) The significant components of the Company’s future tax assets are as follows:

	2004	2003

Temporary differences – capital assets	$481,888	$542,636
Non-capital losses	807,661	836,077

Valuation allowance	(1,289,549)	(1,378,713)

	$-	$-

Note 12	Commitments – Notes 7, 8 and 14 The Company has lease commitments for its premises and office equipment, which require minimum payments totalling $84,386 payable as follows:

Year ended December 31, 2005	$18,083
18,083
18,083
18,083
12,054

$84,386

Note 13

Contingencies

A notice of collection totalling $99,999 has been submitted to the Company for rental of computer equipment. Management is of the opinion that the notice is overstated by $11,436 as the computer equipment was disposed of and applied against the liability. The amount of $88,653 has been accrued by the Company, and is included in accounts payable. Management of the Company is attempting to negotiate a settlement of the remaining liability. The amount of the Company’s remaining liability, if any, is not determinable. Any settlement resulting from resolution of this contingency will be accounted for in the period of settlement.

A statement of account has been submitted to the Company for late charges on rental of equipment. Management is of the opinion that the demand for late charges is without merit as the equipment was disposed of and applied against the liability. The amount of the Company’s liability, if any, is not determinable. Any settlement resulting from resolution of this contingency will be accounted for in the period of settlement.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2005
(Unaudited – Prepared by management)– Page 10

Note 14	Subsequent Events – Note 8 Subsequent to June 30, 2005, the Company:

a)
issued 70,000 common shares at $0.25 per share for cash proceeds of $17,500 less issue costs of $1,225 pursuant to a private placement and issued 70,000 common share purchase warrants. Each common share purchase warrant entitles the holder thereof the right to purchase one common share of the Company at $0.35 per share until February 18, 2006;

Note 15

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s accounting principals generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)	Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net income (loss) under US GAAP plus the change in cumulative translation adjustment under US GAAP.

The concept of comprehensive loss does not exist under Canadian GAAP.

b)	New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2005
(Unaudited – Prepared by management)– Page 11

Note 15	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

	c)	The impact of the above on the financial statements for the six months ended June 30 is as follows:

	2005	2004

Net loss for the year per Canadian
GAAP and comprehensive loss for the
year per US GAAP	$(138,799)	$(147,391)
Foreign currency translation adjustment	84	880

Net loss for the year under US GAAP	$(138,715)	$(146,511)

Basic income (loss) per share:
Canadian GAAP	$(0.01)	$(0.01)

US GAAP	$(0.01)	$(0.01)

Had the Company followed US GAAP, the consolidated statement of shareholder’s equity (deficiency) under US GAAP would have been reported as follows:

	2005	2004

Share capital
Common shares	$3,028,453	$2,661,097
Share subscriptions	-	44,144
Special warrant subscriptions	-	-

	3,028,453	2,705,241

Accumulated deficit
Balance, beginning of period	(4,088,599)	(3,798,851)
Net loss for the period	(138,715)	(146,511)

	(4,227,314)	(3,945,362)

Accumulated other comprehensive income	6,291	3,334

Shareholders’ deficiency for US GAAP	$(1,192,570)	$(1,236,787)